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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Garden State Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

328 Newman Springs Rd
(No. and Street)

Red Bank	NJ	07701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert McMullin	732 280 6886	rmcmullin@gardenstatesecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners, LLC
(Name – if individual, state last, first, and middle name)

733 Rte 35 North Ste A	Ocean	NJ	07712
(Address)	(City)	(State)	(Zip Code)

01/06/2010	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert McMullin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Garden State Securities, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.





Signature: [signature]

Title: CFO

Notary Public

STEVEN D. TRIGILI
MY COMMISSION
EXPIRES
5/25/2027
NOTARY PUBLIC
STATE OF NEW JERSEY

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Garden State Securities, Inc.

Financial Statements

December 31, 2023

With Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

Garden State Securities, Inc.
Table of Contents
December 31, 2023



Ad3ptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Garden State Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Garden State Securities, Inc. as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Garden State Securities, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Garden State Securities, Inc.'s management. Our responsibility is to express an opinion on Garden State Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Garden State Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Garden State Securities, Inc.'s auditor since 2018.

Adeptus Partners, LLC

Ocean. NJ

March 26, 2024

Garden State Securities, Inc.
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	132,674
Deposit held at clearing broker		100,000
Securities owned, at fair value		124,613
Due from clearing firm		547,571
Furniture, equipment, and leasehold improvements (net)		32,490
Right-of-use asset		1,439,427
Due from related entities		6,822
Prepaid expenses and other assets		73,827
	$	2,457,424

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	616,949
Subordinated borrowing		100,000
Lease liability		1,534,981
Total liabilities		2,251,930

Stockholders' equity

Common stock - no par value; 1,000 shares authorized, issued and outstanding	40,000
Additional paid-in capital	962,706
Accumulated deficit	(797,212)
Total stockholders' equity	205,494
	$ 2,457,424

Notes to Financial Statements are an integral part of this statement

1. **Organization and Nature of Business**
    Garden State Securities, Inc. (the "Company") is classified as a subchapter "S" corporation. The Company is a full-service broker-dealer whose primary business is to provide financial services to the general public and to the financial community as a registered broker-dealer in accordance with the Securities and Exchange Act of 1934. In addition, the Company provides investment banking services to micro, small and mid-cap growth companies and engages in trading securities. The Company clears securities transactions through a clearing firm on a fully disclosed basis and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC").

2. **Significant Accounting Policies**
    Basis of Accounting and Use of Estimates
    The accompanying financial statements are presented on the accrual basis of accounting. Accounting principles generally accepted in the United States ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Securities Owned
    Securities owned are recorded on a trade date basis and valued at fair value, as required. See Note 4 - Fair Value Measurements for further disclosure.

    Furniture, Equipment and Leasehold Improvements
    Furniture and equipment are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. The Company continually evaluates whether current events or circumstances warrant adjustments to the carrying value or estimated useful lives of fixed assets in accordance with professional standards. Expenditures for maintenance and repairs are expensed as costs are incurred.

    Revenue Recognition
    Commissions
    The Company generally acts as an agent in executing customer orders to buy or sell listed and over-the-counter securities and charges commissions based on the services the Company provides to its customers. Customer security transactions and the related commission income and expense are recorded on a trade date basis.

    The Company also receives revenue from the sale of mutual funds and annuity products directly from the vendors. These revenues are recorded when the vendor approves the transactions and sends the details to the Company.

    Interest income
    Customers who finance their securities transactions on margin are charged interest, which the Company participates in and records as interest income. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firms.

    Investment banking
    Investment banking revenues include income arising from securities offerings in which the Company acts as an agent and fees earned from providing financial advisory services.

    The Company places securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings and revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is appropriate point in time to recognize revenue for securities transactions as there are no significant actions which the Company needs to take subsequent to this date and issuer obtains the control and benefit of the capital markets offering at that point. See Note 4 - Fair Value Measurements for further disclosure.

The Company provides financial advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

Proprietary trading
Net trading profits result in gains or losses from securities transactions entered into for the accounts of the Company. Some of these transactions may involve the Company taking a position in securities that may expose the Company to losses. Net trading profits are recorded on a trade date basis.

Other income
Other income consists of fees charged to customers for various items such as inactive accounts, annual maintenance and confirm fees. In addition, it includes reimbursements by financial advisors for various Company related expenses. Recorded when occurred.

Receivables from Clearing Organization
Receivables are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary. These receivables are generated in the ordinary course of business.

Income Taxes
The Company is classified as a subchapter "S" corporation for federal and state income taxes. As such, the stockholders will reflect income or loss, as applicable, on their individual tax returns. As a result, no provision for income taxes is reflected in these financial statements.

Management has analyzed the Company's tax positions and has concluded that no liability should be recorded. The Company identifies its major tax jurisdictions as U.S. Federal and New Jersey where the Company operates. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits or liabilities will change materially in the next 12 months. In addition, the Company has no income tax related penalties or interest for the period reported in these financial statements.

Subsequent Events
The Company evaluated subsequent events through March 26, 2024, the date the financial statements were available to be issued.

3. **Deposit Held at Clearing Broker**
    The Company is required to maintain a $100,000 deposit with its clearing broker. This deposit is maintained in an interest-bearing account.

4. **Fair Value Measurements**
    Securities owned are recorded at fair value in accordance with Accounting Standards Codification "ASC" 820 which establishes a common definition for fair value to be applied to existing US GAAP that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

    In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

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Level 1 – Observable inputs such as quoted market prices in active markets or identical assets or liabilities

Level 2 – Observable inputs other than quoted prices in level 1; such as quoted for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

In certain cases the input used to measure fair value may fall into different levels of the fair value hierarchy. In such cases for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirely falls is determined based on the lowest level input that is significant to the fair value measurement. The valuation techniques used by the Company maximized the use of observable inputs and minimized the use of unobservable inputs.

The following table sets forth by level within the fair value hierarchy, the securities owned by the Company, as of December 31, 2023:

Securities owned at fair value	Level 1	Level 2	Level 3	Total
Corporate stocks	$76,711	$ --	$ --	$76,711
Restricted stocks	--	--	5,567	5,567
Warrants	--		42,275	42,275
	$76,711	$ --	$47,842	$124,613

The following is a description of the valuation methodologies used for assets measured at fair value.

Corporate stocks are valued using quoted prices in markets with normal volume. As such, these securities are classified as Level 1 measurements.

Investments in restricted equity securities and warrants were obtained from investment banking activities. While some of these securities are actively traded, there are restrictions on their resale at the time they are received. The restricted equity securities are valued at a 40% discount due to their restricted status and are categorized as Level 3 securities. Warrants are valued using the Black-Scholes pricing model and are also categorized as Level 3 securities. This same methodology is applicable to warrants receivable and warrants payable as commissions. In 2023, $3,922 of securities classified as restricted at December 31, 2022 were transferred to Level 1 as the restriction on resale lapsed and the securities became freely tradable. Securities are reviewed monthly and will move from level three to level two based on expiration of restrictions or conversions of warrants to common stock.

These methods are consistent with prior years.

The following table provides information about the valuation techniques and unobservable inputs used in the valuation of financial instruments falling within Level 3 of the fair value hierarchy as of December 31, 2023.

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Description	Fair Value	Valuation Technique	Unobservable Input	Quantitative Measures
Restricted stocks	$5,567	Quoted market price less discount for restriction and lack of marketability	Discount rate	40%
Warrants	$42,275	Black-Scholes	Risk free rate-6%; volatility rates ranges from .28%- 145.87%, time to maturity between 1-5 years	

The changes in Level 3 investments measured at fair value on a recurring basis for the year ended December 31, 2023 are summarized below:

Beginning balance	$325,119
Securities received and receivable as consideration	80,458
Securities transferred from tier 3 to tier 1	(3,922)
Unrealized gains/losses-net, included in earnings	(353,813)
Ending balance	$ 47,842

5. **Furniture, Equipment and Leasehold Improvements**
Furniture, equipment and leasehold improvements, at cost, consisted of the following as of December 31, 2023:

Furniture and equipment	$ 241,944
Leasehold improvements	49,770
	291,714
Less: accumulated depreciation and amortization	(259,224)
Property and equipment - net	$ 32,490

Total depreciation and amortization expense was $1,284 for the year ended December 31, 2023.

6. **Net Capital Requirements**
Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. The net capital and net capital requirements of $125,269 and $100,000, respectively, resulted in excess net capital of $25,269. The Company's percentage of aggregate indebtedness to net capital was 4.92 to 1.

7. **Risks and Uncertainties**
The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses one clearing broker to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses its clearing broker for a significant portion of its business. The Company permits the clearing firm to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered

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uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable.

Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction, and/or (iii) charged as an expense, based on the particular facts and circumstances.

Securities owned are exposed to various market and credit risks. Due to the level of risk associated with these securities, it is at least reasonably possible that changes in the values of securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

The Company maintains its cash in bank deposit accounts with one major financial institution. Interest and non-interest bearing accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The bank accounts, at times, exceed federally insured limits. The Company monitors the financial condition of this institution and has not experienced any losses on such accounts.

8. **Commitments and Contingencies**
   Leases
   The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancellable operating leases, for office space, computers, and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments, plus unamortized initial direct costs plus (minus) any prepaid (accrued) lease payments less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

   The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term 12 months or less at commencement and do not include options to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term lease on a straight-line basis over the lease term.

   The Company made an accounting policy election by class of underlying asset, for computed and office equipment to account for each separate lease component of a contract and its associated non-lease components of a contract and its associated no –lease components (lessor –provided maintenance) as a single lease component.

   The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. This lease generally contains renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

In February 2010, the Company entered into an agreement to lease office space in Red Bank, New Jersey, under an initial six-year operating lease, with the option to renew for an additional five-year term. This non-cancelable operating lease carried escalating payments through its expiration in 2016. In April 2016, the Company entered into a First Amendment to Agreement of Lease extending its initial term for a period of five (5) years commencing as of May 1, 2016 and expiring on April 30, 2021. The Second Amendment to Agreement extending its initial term for a period of eight (8) years commencing as of February 1, 2022 and expiring on January 31, 2030. The new basic rent stays constant through the term of the Lease and contains an abatement provision in the amount of $12,500 for five months commencing February 2022 through June 2022. In addition, the Company is responsible for paying its pro-rata share of certain expenses. The lease is guaranteed by several stockholders of the Company.

The Company also entered into lease agreements for certain office equipment. The lease payments are charged to expense when incurred.

Future minimum lease payments for all leases are as follows for the years ended December 31:

2024	$311,615
2025	317,847
2026	324,205
2027	330,689
2028	337,302
2029	344,048
2030	28,718
	1,994,424
Less imputed interest	(459,443)
Total lease liability	$1,534,981

The components of lease cost for the year ended December 31, 2023 are as follows:.

Operating lease cost	$321,074
Total lease cost	$321,074

Amounts reported in the balance sheet as of December 31,2023 were as follows:

Operating right-of-use asset, net of accumulated amortization	$1,439,427
Operating lease liability	$1,534,981

Other information related to leases as of December 31, 2023 was as follows:

Weighted average discount rate: Operating Lease	4.25%
Weighted average remaining lease: Operating Lease	6.08

Legal and Other Contingencies
The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. Professional standards requires that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to income if it is probable that an asset has been impaired, or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes

in these factors could materially impact our results of operations, financial position, or our cash flows. In the ordinary course of business, the Company may be a party to claims or disputes. Amounts are accrued or disclosed based on the criteria described above.

In 2023, the Company settled customer complaints and arbitrations in the aggregate amount of approximately $410,000 of which $332,780 was paid by the Company's errors and omissions carrier. The trader reimbursed the Company for the arbitration.

9. **Related Party Transactions**
At December 31, 2023, the Company is owed $6,821 from entities related by common ownership. The advances are non-interest bearing and not subject to a definitive payback schedule. The Companiy provides accounting and management for their affiliates the Company received 102,000 from related companies for administration services.

10. **Liabilities subordinated to the claim of general creditors**
The Company entered into a subordinated loan agreement with Axos Clearing LLC, for the amount of $500,000 dated 8/1/2019. This loan was approved by FINRA for subordination. $100,000 was forgiven in 2023 and $100,000 remains as of December, 31,2023.